Pricing Supplement no. 959
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 174-A-I dated September 28, 2009

11-#14-2010-R
Registration Statement No. 333-155535
Dated November 23, 2010
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments

$1,870,000
Return Notes Linked to an Equally Weighted Basket of 8 Reference Stocks due December 7, 2011

General

- The notes are designed for investors who seek exposure to the performance of an equally weighted basket of 8 common stocks (including one American Depositary Share, or ADS), subject to the Basket Adjustment Factor. Investors should be willing to forgo interest and dividend payments and, if the Basket declines or if the Ending Basket Level is not greater than the Starting Basket Level by at least approximately 1.01%, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing December 7, 2011†
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
- The notes priced on November 23, 2010 and are expected to settle on or about November 26, 2010.

Key Terms

Basket: The Basket consists of 8 common stocks, including one ADS (each, a "Reference Stock" and collectively, the "Reference Stocks"). The issuers of the Reference Stocks and the Bloomberg ticker symbol, the relevant exchange on which each Reference Stock is listed, the Stock Weighting and the Initial Share Price of each Reference Stock are set forth under "The Basket" on page PS-1 of this pricing supplement.

Payment at Maturity: Payment at maturity will reflect the performance of the Basket, subject to the Basket Adjustment Factor. Accordingly, at maturity, you will receive an amount per $1,000 principal amount note calculated as follows:

$1,000 x (1 + Basket Return) x Basket Adjustment Factor

Because the Basket Adjustment Factor is 99.00%, you will lose some or all of your investment at maturity if the Basket Return is less than approximately 1.01%. For more information on how the Basket Adjustment Factor can impact your payment at maturity, please see "What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Basket?" in this pricing supplement.

Basket Return:

$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

Basket Adjustment Factor: 99.00%

Starting Basket Level: Set equal to 100 on the pricing date, which was November 23, 2010.

Ending Basket Level: The Basket Closing Level on the Observation Date

Basket Closing Level: The Basket Closing Level will be calculated as follows:

100 x [1 + sum of (Stock Return of each Reference Stock x Stock Weighting of such Reference Stock)]

Stock Return: With respect to each Reference Stock, on any trading day:

$$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$

Initial Share Price: With respect to each Reference Stock, the closing price of one share of such Reference Stock on the pricing date as set forth under "The Basket" in this pricing supplement.

Final Share Price: With respect to each Reference Stock, on the Observation Date, the closing price of one share of such Reference Stock on such day times the Stock Adjustment Factor for such Reference Stock on such day

Stock Adjustment Factor: With respect to each Reference Stock, 1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 174-A-I for further information.

Observation Date: December 2, 2011†

Maturity Date: December 7, 2011†

CUSIP: 48124A3D7

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 174-A-I

Investing in the Return Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 174-A-I and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$1,870,000	$18,700	$1,851,300

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-16 of the accompanying product supplement no. 174-A-I.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-32 of the accompanying product supplement no. 174-A-I.
For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $10.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

November 23, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 174-A-I dated September 28, 2009. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 18, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 174-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 174-A-I dated September 28, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003670/e36603_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

The Basket

The issuers of the Reference Stocks and the Bloomberg ticker symbol, the relevant exchange on which each Reference Stock is listed, and the Stock Weighting and the Initial Share Price of each Reference Stock are set forth below:

Ticker Symbol	Reference Stock Issuer	Relevant Exchange	Stock Weighting	Initial Share Price
AGU	Agrium Inc.	NYSE	1/8	$80.33
CLF	Cliffs Natural Resources Inc.	NYSE	1/8	$67.89
CVX	Chevron Corporation	NYSE	1/8	$81.75
FCX	Freeport-McMoRan Copper & Gold Inc.	NYSE	1/8	$98.70
MRO	Marathon Oil Corporation	NYSE	1/8	$33.32
NEM	Newmont Mining Corporation	NYSE	1/8	$60.59
TC	Thompson Creek Metals Company Inc.	NYSE	1/8	$12.11
VALE	Vale S.A. (ADS)	NYSE	1/8	$31.70

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Basket?

The following table and examples illustrate the hypothetical total return at maturity for each $1,000 principal amount note. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Basket Adjustment Factor of 99.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
200.00	100.00%	98.00%
180.00	80.00%	78.20%
165.00	65.00%	63.35%
150.00	50.00%	48.50%
140.00	40.00%	38.60%
130.00	30.00%	28.70%
120.00	20.00%	18.80%
110.00	10.00%	8.90%
105.00	5.00%	3.95%
102.50	2.50%	1.47%
101.01	**1.01%**	**0.00%**
101.00	1.00%	-0.01%
100.50	0.50%	-0.51%
100.25	0.25%	-0.75%
100.00	**0.00%**	**-1.00%**
95.00	-5.00%	-5.95%
90.00	-10.00%	-10.90%
80.00	-20.00%	-20.80%
70.00	-30.00%	-30.70%
60.00	-40.00%	-40.60%
50.00	-50.00%	-50.50%
40.00	-60.00%	-60.40%
30.00	-70.00%	-70.30%
20.00	-80.00%	-80.20%
10.00	-90.00%	-90.10%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, the investor receives a payment at maturity of $1,039.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + 5\%) \times 99\% = \$1,039.50$$

Example 2: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 100.25. Although the Ending Basket Level of 100.25 is greater than the Starting Basket Level of 100, because of the adverse effect of the Basket Adjustment Factor, the investor receives a payment at maturity of $992.48 per $1,000 principal amount, calculated as follows:

$$\$1,000 \times (1 + 0.25\%) \times 99\% = \$992.48$$

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80.

Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100, the investor receives a payment at maturity of $792 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + (-20\%)) \times 99\% = \$792$$

Selected Purchase Considerations

- **INVESTMENT EXPOSURE TO THE PERFORMANCE OF THE BASKET** — The notes provide exposure to the performance of the Basket, subject to the Basket Adjustment Factor. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED TO AN EQUALLY WEIGHTED BASKET OF 8 REFERENCE STOCKS** — The return on the notes is linked to the performance of an equally weighted Basket, that consists of 8 Reference Stocks. These Reference Stocks are the common stocks of Agrium Inc., Cliffs Natural Resources Inc., Chevron Corporation, Freeport-McMoRan Copper & Gold Inc., Marathon Oil Corporation, Newmont Mining Corporation and Thompson Creek Metals Company Inc. and the ADSs of Vale S.A.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 174-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. In addition, based on certain factual assumptions and representations received from us, our special tax counsel is of the opinion that withholding under Sections 897 and 1445 of the Internal Revenue Code of 1986 and the regulations thereunder (collectively, "FIRPTA") should not be imposed on proceeds paid to Non-U.S. Holders, although it is possible that we may decide (or that the IRS could argue) that we are required to do so. However, under a different set of rules, Non-U.S. Holders could in any event be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 174-A-I dated September 28, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of your principal. The amount payable at maturity, if any, will reflect the performance of the Reference Stocks, subject to a reduction by the Basket Adjustment Factor. Because the Basket Adjustment Factor reduces the Payment at Maturity, if the Ending Basket Level is not greater than the Starting Basket Level by at least approximately 1.01%, you will lose some or all of your investment in the notes.

- **THE BASKET ADJUSTMENT FACTOR WILL DIMINISH ANY INCREASE IN THE VALUE OF THE BASKET AND MAGNIFY ANY DECLINE IN THE VALUE OF BASKET** — If the Basket Return is negative or is less than approximately 1.01%, at maturity, you will lose some or all of your investment. In addition, the Basket Adjustment Factor will diminish any increase in the value of the Basket and magnify any decline in the value of the Basket. For each 1% that the Ending Basket Level is greater than the Starting Basket Level, the return on your investment will increase by less that 1%. In addition, for each 1% that the Ending Basket Level is less than the Starting Basket Level, you will lose more than 1% of your investment in the notes, *provided* that the payment at maturity will not be less than zero.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **CORRELATION (OR LACK OF CORRELATION) OF THE REFERENCE STOCKS** — The notes are linked to a weighted Basket consisting of 8 Reference Stocks. Price movements and performances in the Reference Stocks may or may not be correlated with each other. At a time when the value of one or more of the Reference Stocks increases, the value of the other Reference Stocks may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the value of one or more of the Reference Stocks may be moderated, or more than offset, by the lesser increases or declines in the level of the other Reference Stocks. There can be no assurance that the Ending Basket Level will be higher than the Starting Basket Level. You may lose some or all of your investment in the notes if the Ending Basket Level is less than the Starting Basket Level.

- **THE REFERENCE STOCKS ARE CONCENTRATED IN THE NATURAL RESOURCES INDUSTRY** — Most of the Reference Stocks have been issued by companies whose primary lines of business are directly associated with the natural resources industry, including the mining and energy sectors. The Basket is therefore less diversified than other baskets, investment portfolios, funds or indices investing in or tracking a broader range of securities or products and, therefore, could experience greater volatility. You should be aware that other baskets may be more diversified. You will not benefit, with respect to the notes, from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.

- **NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCKS** — As a holder of the notes, you will not have any ownership interest or rights in any of the Reference Stocks, such as voting rights or dividend payments. In addition, the issuers of the Reference Stocks will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the relevant Reference Stocks and the notes. **Because the Basket Adjustment Factor always reduces the Payment at Maturity, your return from an investment in the notes may be less than the return from a direct investment in the Reference Stocks.**

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this pricing supplement. You should make your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **THERE ARE IMPORTANT DIFFERENCES BETWEEN THE RIGHTS OF HOLDERS OF ADSs OF VALE S.A. AND THE RIGHTS OF HOLDERS OF THE ORDINARY SHARES OF VALE S.A.** — Because one of the Reference Stocks is an ADS, you should be aware that your return on the notes is linked, in part, to the price of the ADSs and not the common shares of Vale S.A. There are important differences between the rights of holders of ADSs and the rights of holders of the common shares. Each ADS is a security evidenced by American Depositary Receipts that represents one common share of Vale S.A. The ADSs are issued pursuant to a deposit agreement, which sets forth the rights and responsibilities of the ADS depositary, Vale S.A., and holders of the ADSs, which may be different from the rights of holders of the ordinary shares. For example, Vale S.A. may make distributions in respect of ordinary shares that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and the rights of holders of the ordinary shares of Vale S.A. may be significant and may materially and adversely affect the value of the ADSs and, as a result, the notes.

- **RISKS ASSOCIATED WITH NON-U.S. SECURITIES** — An investment in the notes linked, in part, to the value of ADSs representing interests in the common shares of Vale S.A., which are issued by a Brazilian issuer, and to the common shares of Agrium Inc. (which we refer to as "Agrium" and the commons shares of Agrium which we refer to as the "common stock of Agrium") and the common stock of Thompson Creek Metals Company Inc. (which we refer to as "Thompson Creek") which are issued by Canadian issuers, involves risks associated with the home countries of Vale S.A., Agrium and Thompson Creek. The ADSs of Vale S.A., which are quoted and traded in U.S. dollars on the New York Stock Exchange, may trade differently from the common shares of Vale S.A. quoted and traded in Brazilian reals on the São Paulo Stock Exchange. The notes are linked in part to the common stocks of Agrium and Thompson Creek which are quoted and traded in U.S. dollars on the New York Stock Exchange, which may trade differently from such common stocks quoted and traded in Canadian dollars on the Toronto Stock Exchange. Non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies. The prices of non-U.S. equity securities may be affected by political, economic, financial and social factors in the home countries of Vale S.A. (which is Brazil) and Agrium and Thompson Creek (which is Canada), including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economy of such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK** — Because the ADSs of Vale S.A. are quoted and traded in U.S. dollars on the New York Stock Exchange and the common shares of Vale S.A. are quoted and traded in Brazilian reals on the São Paulo Stock Exchange, fluctuations in the exchange rate between the Brazilian real and the U.S. dollar will likely affect the relative value of the ADSs of Vale S.A. and the common shares of Vale S.A., and, as a result, will likely affect the market price of the ADSs trading on the New York Stock Exchange. In addition, because the common stock of Agrium and Thompson Creek are quoted and traded in U.S. dollars on the New York Stock Exchange and in Canadian dollars on the Toronto Stock Exchange, fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar will likely affect the relative value of the common stock of Agrium and Thompson Creek in the two different currencies and, as a result, will likely affect the market price of the common stock of Agrium and Thompson Creek trading on the New York Stock Exchange. These trading differences and currency exchange rates may affect the market value of the notes and whether the Final Share Price of the applicable Reference Stock will be greater than, equal to or less than its Initial Share Price. The Brazilian real and the Canadian dollar have been subject to fluctuations against the U.S. dollar in the past, and may be subject to significant fluctuations in the future. Previous fluctuations or periods of relative stability in the exchange rates between the Brazilian real and the U.S. dollar and between the Canadian dollar and the U.S. dollar are not necessarily indicative of fluctuations or periods of relative stability in those rates that may occur over the term of the notes. The exchange rates between the Brazilian real and the U.S. dollar and between the Canadian dollar and the U.S. dollar are the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil, Canada and the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Brazil, Canada and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by Brazil, Canada and the United States and other jurisdictions important to international trade and finance.
- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive any interest payments.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, such Reference Stock issuers or providing advisory services to such Reference Stock issuers. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock issuers and these reports may or may not recommend that investors buy or hold the Reference Stocks. As a prospective purchaser of the notes, you should undertake an independent investigation of the applicable Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
- **HEDGING AND TRADING IN THE REFERENCE STOCKS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to one or more of the Reference Stocks. We or our affiliates may also trade in the Reference Stocks or instruments related to one or more of the Reference Stocks from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

- **ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Stock Adjustment Factor for each Reference Stock to reflect certain events affecting such Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stocks. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. See "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 174-A-I for further information.
- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the closing price of the Reference Stocks on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility in the Reference Stocks;
    - the time to maturity of the notes;
    - the correlation (or lack of correlation) in price movements among the Reference Stocks;
    - the dividend rates paid on the Reference Stocks;
    - interest and yield rates in the market generally;
    - a variety of economic, financial, political, regulatory and judicial events;
    - the occurrence of certain events affecting the issuer(s) of the Reference Stock(s) that may or may not require an adjustment to the applicable Stock Adjustment Factor, including a merger or acquisition;
    - the exchange rate and volatility of the exchange rate between the U.S. dollar and the Brazilian real and between the U.S. dollar and the Canadian dollar; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The Reference Stocks

Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities (including ADSs) registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stocks" beginning on page PS-17 of the accompanying product supplement no. 174-A-I for more information.

Historical Information of the Reference Stocks and the Basket

The graphs contained in this pricing supplement set forth the historical performance of the Reference Stocks as well as the Basket as a whole based on the weekly closing prices (in U.S. dollars) of the Reference Stocks from January 7, 2005 through November 19, 2010. The graph of the historical Basket performance assumes the Basket Closing Level on January 7, 2005 was 100 and the Stock Weightings were as specified under "The Basket" in this pricing supplement. We obtained the closing prices and other market information in this pricing supplement from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since the commencement of trading of each Reference Stock, the price of such Reference Stock has experienced significant fluctuations. The historical performance of each Reference Stock and the historical performance of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of each Reference Stock or the levels of the Basket during the term of the notes. We cannot give you assurance that the performance of each Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that each Reference Stock issuer will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on each Reference Stock.

Agrium Inc. ("Agrium")

According to its publicly available filings with the SEC, Agrium, a Canadian company, is a retailer of agricultural products and services in the United States as well as Argentina, Chile and Uruguay and a global producer and wholesale marketer of nutrients for agricultural and industrial markets. The common shares of Agrium, no par value, which we refer to as the "common stock of Agrium", are listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Agrium in the accompanying product supplement no. 174-A-I. Agrium's SEC file number is 001-14460.

Historical Information of the Common Stock of Agrium

The following graph sets forth the historical performance of the common stock of Agrium based on the weekly closing price (in U.S. dollars) of the common stock of Agrium from January 7, 2005 through November 19, 2010. The closing price of the common stock of Agrium on November 23, 2010 was $80.33. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.


Historical Performance of Agrium, Inc.
120
100
80
60
40
20
0
Price ($)
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Source: Bloomberg

Cliffs Natural Resources Inc. ("Cliffs")

According to its publicly available filings with the SEC, Cliffs is an international mining and natural resources company. Cliffs is a producer of iron ore pellets in North America, a supplier of direct shipping lump and fines iron ore out of Australia, and a producer of metallurgical coal. The common shares of Cliffs, par value $0.125 per share, which we refer to as the "common stock of Cliffs", are listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Cliffs in the accompanying product supplement no. 174-A-I. Cliffs' SEC file number is 001-08944.

Historical Information of the Common Stock of Cliffs

The following graph sets forth the historical performance of the common stock of Cliffs based on the weekly closing price (in U.S. dollars) of the common stock of Cliffs from January 7, 2005 through November 19, 2010. The closing price of the common stock of Cliffs on November 23, 2010 was $67.89. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



Chevron Corporation ("Chevron")

According to its publicly available filings with the SEC, Chevron is a corporation which manages its investments in subsidiaries and affiliates and provides administrative, financial, management and technology support to U.S. and international subsidiaries that engage in fully integrated petroleum operations, chemicals operations, mining operations, power generation and energy services. The common stock of Chevron, par value $0.75 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Chevron in the accompanying product supplement no. 174-A-I. Chevron's SEC file number is 001-00368.

Historical Information of the Common Stock of Chevron

The following graph sets forth the historical performance of the common stock of Chevron based on the weekly closing price (in U.S. dollars) of the common stock of Chevron from January 7, 2005 through November 19, 2010. The closing price of the common stock of Chevron on November 23, 2010 was $81.75. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



Freeport-McMoRan Copper & Gold Inc. ("Freeport-McMoRan")

According to its publicly available filings with the SEC, Freeport-McMoRan is an international copper, gold and molybdenum mining company, with reserves and operations in Indonesia, North and South America and the Democratic Republic of Congo. The common stock of Freeport-McMoRan, par value $0.10 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Freeport-McMoRan in the accompanying product supplement no. 174-A-I. Freeport-McMoRan's SEC file number is 001-11307-01.

Historical Information of the Common Stock of Freeport-McMoRan

The following graph sets forth the historical performance of the common stock of Freeport-McMoRan based on the weekly closing price of the common stock of Freeport-McMoRan from January 7, 2005 through November 19, 2010. The closing price of the common stock of Freeport-McMoRan on November 23, 2010 was $98.70. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



Marathon Energy Corporation ("Marathon")

According to its publicly available filings with the SEC, Marathon is a company whose operations consist of exploration and production of liquid hydrocarbons and natural gas, oil sands mining, marketing and transporting products manufactured from natural gas, and refining, marketing and transporting crude oil and petroleum products. The common stock of Marathon, par value $1.00 per share, is listed on the New York Stock Exchange which we refer to as the Relevant Exchange for purposes of Marathon in the accompanying product supplement no. 174-A-I. Marathon's SEC file number is 001-05153.

Historical Information of the Common Stock of Marathon

The following graph sets forth the historical performance of the common stock of Marathon based on the weekly closing price (in U.S. dollars) of the common stock of Marathon from January 7, 2005 through November 19, 2010. The closing price of the common stock of Marathon on November 23, 2010 was $33.32. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



Newmont Mining Corporation ("Newmont")

According to its publicly available filings with the SEC, Newmont is primarily a gold producer with significant assets or operations in the United States, Australia, Peru, Indonesia, Ghana, Canada, New Zealand and Mexico. Newmont is also engaged in the production of copper, principally through its Batu Hijau operation in Indonesia. The common stock of Newmont, par value $1.60 per share, is listed on the New York Stock Exchange which we refer to as the Relevant Exchange for purposes of Newmont in the accompanying product supplement no. 174-A-I. Newmont's SEC file number is 001-31240.

Historical Information of Newmont

The following graph sets forth the historical performance of the common stock of Newmont based on the weekly closing price (in U.S. dollars) of the common stock of Newmont from January 7, 2005 through November 19, 2010. The closing price of the common stock of Newmont on November 23, 2010 was $60.59. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



Thompson Creek Metals Company Inc. ("Thompson Creek")

According to its publicly available filings with the SEC, Thompson Creek, a Canadian company, is a molybdenum mining producer, with operations in North America which has vertically integrated mining, milling, processing and marketing operations in Canada and the US. The common stock of Thompson Creek, no par value, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Thompson Creek in the accompanying product supplement no. 174-A-I. Thompson Creek's SEC file number is 001-33783.

Historical Information of the Common Stock of Thompson Creek

The following graph sets forth the historical performance of the common stock of Thompson Creek based on the weekly closing price (in U.S. dollars) of the common stock of Thompson Creek from November 30, 2007 through November 19, 2010. The common stock of Thompson Creek commenced trading on the New York Stock Exchange on November 29, 2007. The closing price of the common stock of Thompson Creek on November 23, 2010 was $12.11. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



Vale S.A. ("Vale")

According to its publicly available filings with the SEC, Vale, a Brazilian company, is a metals and mining company. Vale produces iron ore, iron ore pellets, nickel, manganese, ore, ferroalloys, bauxite, alumina, kaolin, aluminum, copper, coal, potash, cobalt, platinum group metals and other products. The ADSs, each representing one common share of Vale, no par value, are listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Vale in the accompanying product supplement no. 174-A-I. Vale's SEC file number is 001-15030.

Historical Information of the Common Stock of Vale

The following graph sets forth the historical performance of the common stock of Vale based on the weekly closing price (in U.S. dollars) of the common stock of Vale from January 7, 2005 through November 19, 2010. The closing price of the common stock of Vale on November 23, 2010 was $31.70. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



Historical Information of the Basket

The following graph sets forth the historical performance of the Basket based on the weekly Basket Closing Level from January 7, 2005 through November 19, 2010. The following graph assumes the Basket Closing Level on January 7, 2005 was 100 and the Stock Weightings were as specified under "The Basket" in this pricing supplement.

